UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M101

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc.

3000 Western Avenue #400

Seattle, WA 98121

(425) 220-2542

With copy to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Telephone: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M101

1.	Name of Reporting Person CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,218,299
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,218,299
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,218,299
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.4%(1)
14.	Type of Reporting Person CO

(1)

Percentage ownership based on 8,364,630 shares outstanding (representing 4,964,630 shares of Common Stock outstanding as of November 11, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus 3,400,000 shares of Common Stock issued to the Reporting Person on February 24, 2023 pursuant to the Securities Purchase Agreement, dated September 26, 2022).

SCHEDULE 13D

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”) and Amendment No. 5 thereto filed with the SEC on February 13, 2023 (“Amendment No. 5”), the “Schedule 13D”) by CBI USA, Inc. (the “Reporting Person”) with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 3, 4, 5, 6 and 7 to the extent set forth below.

Item 3. Source and Amount of Funds

Item 3 is amended and restated in its entirety as follows:

The Reporting Person funded the acquisition pursuant to the Securities Purchase Agreement through a loan from an affiliate, Daehan Green Power Corporation (“DGP”). DGP is a Republic of Korea listed company that has overlapping board members with CBI Co., Ltd. (“CBI Co”), the Reporting Person’s Korean listed parent company, and the Chief Executive Officer of DGP is also the Chief Executive Officer of the Reporting Person and CBI Co. In addition, CBI Co is a significant investor in DGP. DGP provided a loan to the Reporting Person on February 22, 2023 in the form of an exchangeable bond in the principal amount of $5,440,000. The note has a two-year term, a 0% coupon and yield to maturity of 5% per annum. DGP would have the option to exchange the note for 3,400,000 shares of Common Stock from the three months of issuance to 5 business days before the maturity date. The Reporting Person intends to repay the note prior to DGP exercising the option to exchange with shares.

Item 4. Purpose of the Transaction

Item 4 is supplemented as follows:

Upon the closing of the Securities Purchase Agreement, pursuant to the board rights set forth therein, the Reporting Person designated Paul Kang, Hyukku Lee and Changil Ahn to serve on the Company’s board of directors, each of whom was appointed effective February 24, 2023. In addition, following the resignation of Elizabeth Garofalo, M.D. effective February 24, 2023, the board appointed Cheolho Jo and Seung Soo Shin as additional members. Although these individuals were not designated pursuant to the board rights set forth in the Securities Purchase Agreement, they were recommended to the board by the Reporting Person and Mr. Shin is affiliated with a major shareholder of CBI Co.

With respect to the Reporting Person’s plans now that the transactions contemplated by the Securities Purchase Agreement have closed and the Reporting Person controls the Company, the Reporting Person has made no final decisions and retains the discretion to explore and pursue various transactions or take other actions as described in the Schedule 13D in its capacity as a stockholder. However, the Reporting Person is supplementing the information in Schedule 13D to provide additional information about its current expectations.

The Reporting Person currently expects to support the Company’s board of directors in focusing on the following:

•

Continue the Company’s efforts to implement its previously announced restructuring plan (which involved a significant reduction in force, suspension of pre-clinical activities and halting all research and development) and support management in its efforts to maximize stockholder value that can be derived from existing assets. The Reporting Person expects to evaluate on an ongoing basis whether the resources dedicated to these activities are sustainable and commensurate with the potential value that can be derived from them.

•

Explore growth through transactions with potential partners that see opportunity in joining an existing, publicly-traded organization. While the Reporting Person will consider any promising transactions that it believes can create value for stockholders, at this time it expects that it will explore transactions with businesses outside of the Company’s historical operations in biotechnology and life sciences. The Reporting Person expects these efforts may focused in Asia where its affiliates have relationships and business connections. Transactions that may be explored could include reverse mergers or share exchanges, as well as acquisitions of other businesses or investments. The Reporting Person has continued to engage in the previously disclosed preliminary discussions about a transaction with a privately-held social media company based in Korea. The Reporting Person is also exploring and may potentially pursue transactions with affiliated companies based in Korea, particularly if they could provide a stable source of revenues and be completed expeditiously. As discussions are in early stages, there can be no assurance that any agreement, arrangement or understanding with respect to such a transaction will be reached, or the potential structure or financial and other terms of any agreement, arrangement or understanding that may be reached.

•

Seek additional financing for the Company as may be needed to support these activities. The Reporting Person believes that unless the Company’s efforts with respect to either its existing assets or its strategic growth exploration can be consummated in order to generate meaningful funding in the near-term, it may be necessary to obtain additional financing in order to provide sufficient runway to pursue these activities. There can be no assurance that such financing, or financing in sufficient amounts or on acceptable terms, will be received.

Beyond the foregoing, the Reporting Person will review its investment in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by it or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting

Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Company and the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is supplemented as follows:

On September 26, 2022, the Reporting Person agreed to purchase 3,400,000 additional shares of Common Stock at a purchase price of $1.60 per share, or an aggregate of $5,440,000 from the Company pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”). The closing of the purchase pursuant to the Securities Purchase Agreement occurred on February 24, 2023. As result, the Reporting Person beneficially owns 4,218,299 shares of Common Stock representing 50.4% of the outstanding shares of Common Stock. The percentage ownership is based on 8,364,630 shares outstanding (representing 4,964,630 shares of Common Stock outstanding as of November 11, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus 3,400,000 shares of Common Stock issued to the Reporting Person pursuant to the Securities Purchase Agreement).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

The information set forth above under Item 3 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Exchangeable Bond Purchase Agreement, dated as of February 22, 2023.* *English language provisions are a translation.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2023

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer